SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/ME N. 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON DECEMBER 10, 2020

I. Date, Time and Place: December 10, 2020, at 09:30 a.m. São Paulo time, at the Praça Comandante Linneu Gomes, s/n, Portaria 3, in the Board of Directors’ Meeting Room of GOL Linhas Aéreas Inteligentes S.A. (“Company”), Jardim Aeroporto, CEP 04626-020, in the City and State of São Paulo – Brazil. II. Call and Attendance: Waived, due to the attendance of all members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Anna Luiza Serwy Constantino, André Béla Jánszky, Antonio Kandir, Francis James Leahy Meaney, Germán Pasquale Quiroga Vilardo and Philipp Schiemer. III. Presiding Board: Mr. Joaquim Constantino Neto was the chairman of the meeting, and invited me, Melissa Paula dos Santos da Silva Sica, to act as secretary for the meeting. IV. Agenda: To pass resolutions on the following matters: (i) execution of a corporate guarantee ("Guarantee Agreements") of compliance with the obligations of Gol Linhas Aéreas S.A. (“GLA”), controlled by the Company, under three certain Aircraft Leasing Agreements (“Lease Agreements”) between GLA and CDB Aviation (“CDB”), in the amount of up to US$390,600,000.00. V. Resolutions: After the necessary explanations were provided and after a detailed review of the documents regarding the matters hereof, the following resolutions were approved by unanimous vote: (i) execution of Guarantee Agreements to guarantee the obligations of GLA on seven Aircraft Guarantee Agreement between the Company and the lessor CDB, in order to guarantee GLA’s obligations for seven Boeing 737-MAX8 aircrafts, with the respective manufacturer serial numbers: 60232, 61582, 61583, 61584, 60233, 60234 e 60235, in the amount of up to US$390,600,000.00. (v) the ratification off all acts already practiced referring to item “iv” above. VI. Suspension of the Meeting and Drawing-up of the Minutes: The floor was offered to whomever might wish to use it and, since nobody did so, the meeting was suspended for the time necessary for these minutes to be drawn-up. Upon the reopening of the meeting, these minutes were read, verified and signed by the attendees. Signatures: Presiding Board: Joaquim Constantino Neto, as chairman; Melissa Paula dos Santos Silva Sica, as secretary. Members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Anna Luiza Serwy Constantino, André Béla Jánszky, Antonio Kandir, Francis James Leahy Meaney, Germán Pasquale Quiroga Vilardo and Philipp Schiemer.

This presents a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, December 10, 2020.

Joaquim Constantino Neto Chairman	Melissa Paula dos Santos Silva Sica Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2020

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer